Exhibit 99.2

GPC Biotech AG

Fraunhoferstr. 20

85212 Martinsried/Planegg

Germany

ISIN: DE 0005851505 // WKN: 585 150

- Publication according to Sec. 26 para. 1 WpHG -

In a letter dated August 10, 2007, Mr. Dietmar Hopp, Germany, informed us in the name of DH Verwaltungs GmbH, Walldorf, Germany, represented by him, that their percentage of voting shares of GPC Biotech AG fell below the 3% threshold on July 30, 2007 and is now 0% (which equals voting rights of 0 shares out of a total of 36,539,718 shares).

In a letter dated August 10, 2007, Mr. Dietmar Hopp, Germany, informed us in the name of DH Besitzgesellschaft mbH & Co. KG, Walldorf, Germany, represented by him, that their percentage of voting shares of GPC Biotech AG fell below the 3% threshold on July 30, 2007 and is now 0% (which equals voting rights of 0 shares out of a total of 36,539,718 shares).

Martinsried/Planegg, August 20, 2007

GPC Biotech AG

The Management Board